March 3, 2014                                                                                                                 NR 14 - 5

84% of Animas Shares and 100% of Animas Warrants

Tendered to the GoGold Offer

Animas Resources Ltd. (TSXV: ANI) (“Animas”) today announced that as reported by GoGold Resources Inc. (“GoGold”) as at 7:00 p.m. EST on February 28, 2014, a total of 60,187,546 common shares (“Animas Shares”) of Animas and 12,500,000 shares purchase warrants (“Animas Warrants”), representing in the aggregate 82.8% of the outstanding Animas Shares (on a fully diluted basis), had been validly tendered to GoGold’s offer (the “Offer”) to acquire all of the outstanding Animas Shares and Animas Warrants.

Mark T. Brown, Director, President & CEO of Animas noted that “We are pleased with the very strong support the Animas shareholders have shown with high level of shares tendered to the GoGold Offer. GoGold has been active at the Santa Gertrudis Project already with data reviews and planning, and we expect that they will have great success in meeting our goal of the Santa Gertrudis Gold Project become an operating gold mine again. GoGold has also informed us that they anticipate moving ahead with a secondary transaction to buy out the remaining Animas shareholders who did not tender, or were not eligible to tender due to US securities rules. It is expected that secondary transaction will close in late April.”

Animas is cooperating with GoGold on an orderly transition of Animas’ effective control to GoGold, with a view to minimize disruption to Animas’ key relationships, including its employees, customers, suppliers and other parties.  In addition, Dana Hatfield, Chief Financial Officer of GoGold, will be appointed to the Animas Board.

GoGold has taken up and accepted for payment all such Animas Shares and Animas Warrants and has advised Animas that it will pay for such Animas Shares and Animas Warrants on or before March 5, 2014. Pursuant to the Offer, holders of Animas Shares will receive $0.07 in cash and 0.0851 of a common share of GoGold (each a “GoGold Share”) for each Animas Share (for a deemed offer price of $0.15 for each Animas Share based on the closing price of GoGold Shares on December 27, 2013 (the “Offer Price”)), and one GoGold Share for each $0.94 of cumulative in-the-money value of Animas Warrants, calculated using the Offer Price, rounded down to the nearest whole GoGold Share. Today’s estimated value of the Offer is approximately $0.20 per Animas share.

GoGold’s counsel for the offer is Fasken Martineau DuMoulin LLP and its corporate counsel is JESSOMELAW. Animas’ counsel is McCullough O’Connor Irwin LLP.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any securities of GoGold or Animas.

Forward-Looking Statement

This press release contains “forward-looking information” which may include, but is not limited to, statements with respect to the take up of the tendered Animas Shares under the Offer by GoGold, the shareholdings of GoGold after the acquisition of the Animas Shares and Animas Warrants and the intention of GoGold to implement a subsequent acquisition transaction. Such forward-looking statements reflect Animas’ current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com).  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.  The factors which could cause actual results or events to differ materially from current expectations include, but are not limited to: GoGold’s assessment of the effect of an offer on GoGold, Animas and Animas’ shareholders; the satisfaction of any conditions to an offer; the timing and prospects for shareholder approval; regulatory restrictions; the continuance of GoGold and its subsidiaries as a going concern; general economic and market conditions; mineral prices; the accuracy of mineral resource estimates and the speculative nature of mineral exploration and other factors identified and in Animas’ filings with applicable Canadian securities regulatory authorities filed on SEDAR and available at www.sedar.com.

Cautionary Statement

The Securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and may not be offered or sold within the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws or pursuant to exemptions therefrom. This release does not constitute an offer to sell or a solicitation of an offer to buy of any of GoGold’s securities in the United States. This news release may contain “forward-looking information” as defined in applicable Canadian securities legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statemets regarding the take up of the tendered Animas Shares under the Offer by GoGold, the shareholdings of GoGold after the acquisition of the Animas Shares and Animas Warrants and the intention of GoGold to implement a subsequent acquisition transaction, constitute forward-looking information that involve various risks and uncertainties. Forward-looking information is based on a number of factors and assumptions which have been used to develop such information but which may prove to be incorrect, including, but no limited to, assumptions in connection with the continuance of GoGold and its subsidiaries as a going concern, general economic and market conditions, mineral prices and the ability to satisfy all conditions to the Offer and any subsequent acquisition transaction. There can be no assurance that such information will prove to be accurate and actual results and future events could differ materially from those anticipated in such forward-looking information. Important factors that could cause actual results to differ materially from GoGold’s expectations GoGold’s assessment of the effect of an offer on GoGold, the satisfaction of any conditions to an offer; the timing and prospects for shareholder approval; regulatory restrictions; the continuance of GoGold and its subsidiaries as a going concern; general economic and market conditions; mineral prices; the accuracy of mineral resource estimates and the speculative nature of mineral exploration. For additional information with respect to risk factors applicable to GoGold, reference should be made to GoGold’s continuous disclosure materials filed from time to time with securities regulators, including, but not limited to, GoGold’s Annual Information Form. The forward-looking information contained in this release is made as of the date of this release.

The securities issued pursuant to a secondary transaction referenced herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent an exemption from the registration requirements of such Act.

About Animas

This news release was prepared by Company management, who take full responsibility for its content.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

     “Mark T. Brown”

___________________________________

Mark T. Brown, B. Comm. CA

President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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